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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SPECTRE GAMING, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

84761G 10 7

(CUSIP Number)

D. Bradly Olah
5950 County Road 101
Plymouth, MN 55446

With a copy to:
William M. Mower, P.A.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

Page 1 of 6 pages

SCHEDULE 13D CUSIP No. 84761G 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). D. Bradly Olah

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

	7.	Sole Voting Power
Number of		1,258,667

Shares	8.	Shared Voting Power

Beneficially

Owned by Each	9.	Sole Dispositive Power

Reporting		1,258,667

Person	10.	Shared Dispositive Power

With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,258,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Exhibit A

13.	Percent of Class Represented by Amount in Row (11) 15.6%

14.	Type of Reporting Person (See Instructions) IN

Page 2 of 6 pages

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value, of Spectre Gaming, Inc., (f/k/a OneLink, Inc.), a Minnesota corporation (“Spectre Gaming”). The address of Spectre Gaming ’s principal executive offices is 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402.

ITEM 2. IDENTITY AND BACKGROUND

This Amendment No. 1 to Schedule 13D is being filed by D. Bradly Olah. Mr. Olah’s residence address is 5950 County Road 101, Plymouth, MN 55446. Mr. Olah is a private investor and consultant to Spectre Gaming.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Olah is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Spectre Gaming subject to this Statement are held by the Reporting Person solely for investment purposes.

Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

Page 3 of 6 pages

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

a.- b. The Reporting Person beneficially owns 1,258,667 shares.

According to information provided by the Company, the number of shares outstanding as of December 31, 2003 was 8,093,198. Accordingly, based upon this information Mr. Olah is the beneficial owner of 15.6% of the outstanding shares.

c. TRANSACTIONS WITHIN THE LAST 60 DAYS

Mr. Olah purchased 833,333 shares on December 31, 2003 for an aggregate of $50,000 from the Issuer in private offering. On February 17, 2004, Mr. Olah gifted an aggregate of 106,332 shares.

d. Not applicable.

e. Not applicable.

Page 4 of 6 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person is acting as a consultant to the Company. Under the Consulting Agreement (the “Agreement”), Mr. Olah will be paid $12,500 per month commencing upon the closing of a private placement raising funds of at least $750,000 and continuing for four months. After its initial four-month period, the Agreement will automatically renew on a month to month basis, unless and until 30-days notice is given to terminate the Agreement.

ITEM 7. EXHIBITS.

Exhibit A attached hereto.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004	/s/ D. Bradly Olah
D. Bradly Olah

Page 5 of 6 pages

EXHIBIT A

     This information is provided for informational purposes only. These securities are not included on page 2, item 11.

Entity	Number of shares

Shares held Spouse	166,666

     The reporting person disclaims beneficial ownership of these shares.

Page 6 of 6 pages